Filed by: First Bancorp
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                  Subject Company: First Bancorp
                                                     Commission File No. 0-15572


THE FOLLOWING IS A PRESS RELEASE THAT WAS DISSEMINATED TO THE PUBLIC ON MARCH 24, 2000.


                         First Bancorp Reports Amendment
              to Merger Agreement with First Savings Bancorp, Inc.


March 24, 2000   (For Immediate Release)
----------------------------------------

Troy, NC - First Bancorp (NASDAQ - FBNC) announced today that its merger agreement with First Savings Bancorp, Inc. dated December 15, 1999 has been amended in the following respects:

            o The agreement has been amended to state that First Bancorp's expected annual dividend rate subsequent to the merger will be 88 cents per share (after applying the exchange ratio of 1.2468, this is an equivalent dividend rate to First Savings shareholders of $1.10). The agreement previously stated that the expected annual dividend rate would be 76 cents per share.

            o In a technical change, the agreement has been amended to state that the legal merger of the two bank subsidiaries will occur as soon as reasonably practical subsequent to the merger of the two holding companies. The agreement previously stated that the merger of the bank subsidiaries would occur immediately after the merger of the two holding companies.

These amendments have been approved by the boards of directors of First Bancorp and First Savings Bancorp, Inc.









Investors and security holders are advised to read the joint proxy statement/prospectus regarding the merger referenced in the foregoing information  when  it  becomes  available,  because  it will  contain  important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by First Bancorp. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by First Bancorp at the Commission's website at www.sec.gov. The joint proxy statement/prospectus and other relevant documents may also be obtained from First Bancorp by directing such request to First Bancorp, 341 North Main Street, Troy, North Carolina 27371-0508,
Attention: Anna G. Hollers, telephone: (910) 576-6171